Exhibit (a)(10)

To: All Employees

From kendi

Subject Line: Stock Option Transfer Program Announcement

Date: October 15, 2003

This email is to let you know we are launching Microsoft’s Stock Option Transfer Program, which is designed to enable employees to realize value for underwater options with a grant price of $33 and above. As we said when we announced the transition from stock options to Stock Awards in July, we’ve been working to address employee issues relating to underwater options. We believe we have come up with an innovative solution that addresses those issues and balances the company’s compensation goals and our shareholders’ interests.

Even if you are not eligible for the Program because you hold options closer to current market price, you may be hearing a lot about the Program and I want all employees to understand the elements of this Program and its intent. All employees can access resources for more detailed information and a Program overview.

Eligible employees will receive a follow up email from me shortly letting them know how they can access resources to help them make an informed decision about whether to participate, and details for signing up, if they so choose. In addition to those employees who do not have stock options with a grant price of $33 or above, some employees are not eligible due to the terms of the stock options they hold or local country regulations.

If you believe you’re eligible for this Program but do not receive my subsequent email with the subject line of Action: Your Stock Option Transfer Opportunity within the next 24 hours, email the compchng alias.

Ken

Eligible option holders are advised to read Microsoft’s Notice of Stock Option Transfer Program and other Program documents when they become available. Option holders and other interested parties may also obtain, free of charge, copies of the Notice when it becomes available and other documents filed by Microsoft with the SEC at the SEC’s Internet Website at www.sec.gov. Each of these documents also may be obtained, free of charge, by contacting Microsoft Investor Relations by mail at One Microsoft Way, Redmond, WA 98052, USA; by email at msft@microsoft.com, or by telephone at (800) 285-7772 or (425) 706-4400.